UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 4)*
Longs Drug Stores Corporation
(Name of Issuer)
Common Stock
(Title of Class of Securities)
543162101
(CUSIP Number)
Roy J. Katzovicz, Esq.
Pershing Square Capital Management, L.P.
888 Seventh Avenue, 42nd Floor
New York, New York 10019
212-813-3700
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
with a copy to:
Peter G. Samuels, Esq.
Proskauer Rose LLP
1585 Broadway, New York, New York 10036
212-969-3000
September 11, 2008
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	543162101

1	NAMES OF REPORTING PERSONS Pershing Square Capital Management, L.P. I.R.S. Identification Nos. of above persons (entities only)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-- 0 --

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,137,659

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-- 0 --

WITH	10	SHARED DISPOSITIVE POWER

3,137,659

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,137,659

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.8%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA

[1]	This calculation is based on 35,788,396 shares of common stock of Longs Drug Stores Corporation outstanding as of May 29, 2008 as reported in its quarterly report on Form 10-Q for the quarterly period ended May 1, 2008. Since the last Schedule 13D filing, Longs Drug Stores Corporation has reported an increase in shares outstanding to 36,007,597, which would decrease beneficial ownership to 8.7% after rounding.

CUSIP No.	543162101

1	NAMES OF REPORTING PERSONS PS Management GP, LLC I.R.S. Identification Nos. of above persons (entities only)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-- 0 --

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,137,659

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-- 0 --

WITH	10	SHARED DISPOSITIVE POWER

3,137,659

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,137,659

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.8%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

00

[2]	This calculation is based on 35,788,396 shares of common stock of Longs Drug Stores Corporation outstanding as of May 29, 2008 as reported in its quarterly report on Form 10-Q for the quarterly period ended May 1, 2008. Since the last Schedule 13D filing, Longs Drug Stores Corporation has reported an increase in shares outstanding to 36,007,597, which would decrease beneficial ownership to 8.7% after rounding.

CUSIP No.	543162101

1	NAMES OF REPORTING PERSONS Pershing Square GP, LLC I.R.S. Identification Nos. of above persons (entities only)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-- 0 --

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,598,511

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-- 0 --

WITH	10	SHARED DISPOSITIVE POWER

1,598,511

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,598,511

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.5%[3]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA

[3]	This calculation is based on 35,788,396 shares of common stock of Longs Drug Stores Corporation outstanding as of May 29, 2008 as reported in its quarterly report on Form 10-Q for the quarterly period ended May 1, 2008. Since the last Schedule 13D filing, Longs Drug Stores Corporation has reported an increase in shares outstanding to 36,007,597, which would decrease beneficial ownership to 4.4% after rounding.

CUSIP No.	543162101

1	NAMES OF REPORTING PERSONS William A. Ackman I.R.S. Identification Nos. of above persons (entities only)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		-- 0 --

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,137,659

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-- 0 --

WITH	10	SHARED DISPOSITIVE POWER

3,137,659

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,137,659

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.8%[4]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

[4]	This calculation is based on 35,788,396 shares of common stock of Longs Drug Stores Corporation outstanding as of May 29, 2008 as reported in its quarterly report on Form 10-Q for the quarterly period ended May 1, 2008. Since the last Schedule 13D filing, Longs Drug Stores Corporation has reported an increase in shares outstanding to 36,007,597, which would decrease beneficial ownership to 8.7% after rounding.

Item 1. Security and Issuer
Item 4. Purpose of the Transaction
Item 7. Material to be Filed as Exhibits
S I G N A T U R E S
EXHIBIT INDEX
EX-99.1: LETTER TO THE BOARD OF DIRECTORS

Item 1. Security and Issuer
          This Amendment No. 4 (this “Amendment No. 4”) amends and supplements the statement on Schedule 13D, as amended to date (the “Schedule 13D”), by (i) Pershing Square Capital Management, L.P., a Delaware limited partnership (“Pershing Square”), (ii) PS Management GP, LLC, a Delaware limited liability company (“PS Management”), (iii) Pershing Square GP, LLC, a Delaware limited liability company (“Pershing Square GP”), and (iv) William A. Ackman, a citizen of the United States of America (collectively, the “Reporting Persons”), relating to the common stock (the “Common Stock”), of Longs Drug Stores Corporation, a Maryland corporation (the “Issuer”). Unless otherwise defined herein, terms defined in the Schedule 13D shall have such defined meanings in this Amendment No. 4.
Item 4. Purpose of the Transaction.
          Item 4 is hereby supplemented, as follows:
          Reference is made to the Reporting Persons’ Letter to Shareholders, dated September 11, 2008, a copy of which is filed as Exhibit 99.1 hereto and is incorporated herein by reference.
Item 7. Material to be Filed as Exhibits.

Exhibit 99.1	Letter to the Board of Directors of Longs Drug Stores Corporation, dated September 11, 2008.

S I G N A T U R E S
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: September 11, 2008	PERSHING SQUARE CAPITAL MANAGEMENT, L.P.

	By:	PS Management GP, LLC,
its General Partner

	By:	/s/ William A. Ackman
William A. Ackman
Managing Member

PS MANAGEMENT GP, LLC
	By:	/s/ William A. Ackman
William A. Ackman
Managing Member

PERSHING SQUARE GP, LLC
	By:	/s/ William A. Ackman
William A. Ackman
Managing Member

/s/ William A. Ackman
William A. Ackman

EXHIBIT INDEX

Exhibit 99.1	Letter to the Board of Directors of Longs Drug Stores Corporation, dated September 11, 2008.